Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181777

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 9 DATED AUGUST 20, 2013
TO THE PROSPECTUS DATED MARCH 8, 2013

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated March 8, 2013, as supplemented by supplement no. 1 dated April 10, 2013, supplement no. 7 dated June 17, 2013 and supplement no. 8 dated August 8, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose a selected dealer agreement and an amendment to the advisory agreement.
Selected Dealer Agreement
On August 14, 2013, we, together with our advisor, our dealer manager, our sub-advisor, Legacy Partners Residential Realty LLC and KBS Holdings LLC, entered into a selected dealer agreement (the “Ameriprise Selected Dealer Agreement”) with Ameriprise Financial Services, Inc. (“Ameriprise”). Pursuant to the Ameriprise Selected Dealer Agreement, Ameriprise will act as a selected dealer in our follow-on public offering and offer and sell, on a best efforts basis, up to $2,760,000,000 of shares of our common stock (the “Shares”), of which up to $760,000,000 of shares are being offered pursuant to our dividend reinvestment plan (the “DRIP”).
Pursuant to the terms of the Ameriprise Selected Dealer Agreement, Ameriprise generally will (i) be paid a selling commission of up to 6.5% of the price of each Share (except for Shares sold pursuant to the DRIP) sold by Ameriprise; provided, however, that such selling commission shall be reduced with respect to sales to certain categories of purchasers; (ii) be reallowed by our dealer manager from the dealer manager fee a dealer fee of up to 2.0% of the full price of each Share(except for shares sold pursuant to the DRIP) sold by Ameriprise; (iii) be reimbursed for its actual out-of-pocket and bona fide due diligence expenses consistent with the language in the prospectus for our follow-on public offering and FINRA regulations, and (iv) subject to applicable FINRA limitations, be paid for mutually agreed upon technology costs associated with the offering, related costs and expenses and other expenses related to the facilitation of the marketing of the Shares.
Our advisor manages our day-to-day operations and will manage our portfolio of real estate assets under an advisory agreement pursuant to which we pay our advisor certain fees and reimburses certain of its expenses. Our dealer manager provides certain wholesaling, sales, promotional and marketing assistance services to us in connection with the distribution of the Shares under a dealer manager agreement pursuant to which we pay our dealer manager certain fees.
Advisory Agreement Amendment
On August 14, 2013, we entered into an amendment to the advisory agreement with our advisor. The amendment reduces the asset management fee payable by us to our advisor to a monthly fee equal to the lesser of one-twelfth of (i) 1.0% of the sum of the cost of all real estate investments owned by us and our investments in joint ventures, including acquisition expenses and budgeted capital improvement costs (regardless of the level of debt used to finance the investment), and (ii) 2.0% of the sum of the cost of all real estate investments owned by us and our investments in joint ventures, including acquisition expenses and budgeted capital improvement costs less any debt used to finance such investments.

In addition, the amendment defers without interest under certain circumstances, our obligation to pay asset management fees accruing from August 1, 2013. Specifically, the amendment defers our obligation to pay an asset management fee for any month in which our modified funds from operations (“MFFO”), as such term is defined in the practice guideline issued by the Investment Program Association (“IPA”) in November 2010 and interpreted by us, excluding asset management fees, does not exceed the amount of distributions declared for record dates of the corresponding month.  We remain obligated to pay our advisor an asset management fee in any month in which the MFFO, excluding asset management fees, for such month exceeds the amount of distributions declared for the record dates of that month (such excess amount, an “MFFO Surplus”), but any amount of the asset management fee for such month in excess of the MFFO Surplus will also be deferred under the amendment.  If the MFFO Surplus for any month exceeds the amount of the asset management fee payable for such month, any remaining MFFO Surplus will not be applied to pay asset management fee amounts previously deferred by our advisor in accordance with this amendment. However, notwithstanding the foregoing, any and all deferred asset management fees shall be immediately due and payable at such time as our stockholders have received, together as a collective group, aggregate distributions (including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) a return of their net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to our share redemption plan, and (ii) an 8.0% per year cumulative, non‑compounded return on such net invested capital (the “Stockholders’ 8% Return”). The Stockholders’ 8% Return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for our advisor to receive deferred asset management fees.